FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 12/5/2018

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
29, avenue de la Porte-Neuve – 3rd floor
L-2227 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release informing the market on prosecutors’ request and its effect.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio
Name: Pablo Brizzio
Title: Chief Financial Officer

Dated: December 5, 2018

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com
Ternium informs the market on prosecutors’ request and its effect

Luxembourg, December 5, 2018 - Ternium S.A. (NYSE, TX) has been informed that, within an ongoing investigation into allegations involving payments purportedly made to Argentine government officials (known as the “Notebooks Case”), the Argentine prosecutors involved in that investigation have appealed the preliminary decision (“auto de procesamiento”) issued by the Argentine investigating judge on November 27 and have requested that all individuals included in that decision, including Ternium’s Chairman Paolo Rocca, be subject to preventive detention. The prosecutors’ request does not constitute an order and does not have any immediate effect. Any such order can only be issued by a court, and the court of appeals is expected to consider the prosecutors’ request at the time it considers the investigating judge’s decision and the appeals against it, including Mr. Rocca’s appeal.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, construction, capital goods, container, food and energy industries through its manufacturing and service center network and advanced customer integration systems. More information about Ternium is available at www.ternium.com.